October 11, 2013

VIA EDGAR

Russell Mancuso, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Visualant, Incorporated
       Registration Statement on Form S-1, Amendment 5
       Filed on October 10, 2013
       File No. 333-189788

Dear Mr. Mancuso:

Visualant, Incorporated (the “Registrant”) hereby requests acceleration of the effective date of the above referenced registration statement to 3:00 p.m. EST on October 11, 2013, or as soon as practicable thereafter.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Ronald P. Erickson

Ronald P. Erickson
Chief Executive Officer